Exhibit 4.8

From: WEALTH PLAN INVESTMENTS LIMITED (“the Consultant”)

  (BVI Company Registration No. 1480020)

  FLAGSHIP DESUN SHARES CO., LIMITED (“the Investor”)

May 19, 2008

To: PAKER TECHNOLOGY LIMITED (“Paker”)

Dear Sirs,

We refer to the Letter of Appointment – Consultancy Service dated May 19, 2008 (the “Letter of Appointment”) signed and accepted by Paker.

The Consultant hereby grant Paker an option to purchase back the 14,685 ordinary shares issued to the Consultant by Paker pursuant to Section 3.2 of the Letter of Appointment (the “Shares”) for an aggregate price of HK$14.69 (“Option”) upon, and only upon, all of the following condition:

1. The Option shall only be exercisable by Paker in respect of all (and not part only) of the Shares by serving on the Consultant an exercise notice in writing at any time during the Exercise Period (as defined below).

2. The exercise period commences on the day Paker redeems all the Series A Preferred Shares purchased and held by the Investor under the Proposed Investment and expires seven (7) days thereafter (“Exercise Period”).

3. Parties shall be bound to complete the sale and purchase of the Shares fourteen (14) days after the date of service of the exercise notice or on the next succeeding business day if completion would otherwise fall on a non-business day.

4. Subject to paragraph 5 hereafter, the Option shall automatically terminate, if prior to Paker redeeming all the Series A Preferred Shares held by the Investor under the Proposed Investment, the following occurs:

(a)	the Investor has sold or transferred all its Series A Preferred Shares in accordance with the transaction documents of the Proposed Investment; and

Registered Office: 2nd Floor, Abbott Building, Road Town, Tortola, British Virgin Islands	1

(b)	the Consultant have sold or transferred the Shares in accordance with the transaction documents of the Proposed Investment.

5. We confirm that the Shares shall not be sold or transferred unless 1) prior consent in written of the founders of Paker, namely LI Xiande, CHEN Kangping and LI Xianhua, for such sale or transfer has been obtained, or 2) all (and not part only) of the Shares are sold or transferred concurrently and together with all the Series A Preferred Shares to the same buyer or transferee.

6. We further confirm that, in the event that there is, if any, discrepancy or conflict between this letter and any of the transaction documents of the Proposed Investment, including but not limited to the MEMORANDUM OF ASSOCIATION of Paker, this letter shall prevail.

Capitalized terms used herein without definitions shall have the meanings set forth in the Letter of Appointment.

Sincerely yours,

WEALTH PLAN INVESTMENTS LIMITED

By:	/s/ KWP NOMINEES LIMITED
Name: KWP NOMINEES LIMITED
Title: Director

Registered Office: 2nd Floor, Abbott Building, Road Town, Tortola, British Virgin Islands	2

We, FLAGSHIP DESUN SHARES CO., LIMITED, the undersigned, agree to all the terms above.

/s/ FLAGSHIP DESUN SHARES CO., LIMITED
Signed for and on behalf of
FLAGSHIP DESUN SHARES CO., LIMITED
Date:

We, Paker, the undersigned, agree to all the terms above.

/s/ Kangping Chen
Name:
Signed for and on behalf of
Paker Technology Limited
Date:

Registered Office: 2nd Floor, Abbott Building, Road Town, Tortola, British Virgin Islands	3